May 22, 2007

Via Edgar and Federal Express

Perry Hindin Special Counsel Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010

Re:	China Shenghuo Pharmaceutical Holdings, Inc. Amendment No. 3 to Form SB-2 Filed April 25, 2007 File No. 333-137689

Ladies and Gentlemen:

On behalf of China Shenghuo Pharmaceutical Holdings, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 4 (“Amendment No. 4”) to registration statement on Form SB-2 originally filed on September 29, 2006, as amended by amendment no. 1 filed on December 21, 2006, amendment no. 2 filed on February 13, 2007, and amendment no. 3 filed on April 25, 2007 (“Amendment No. 3”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 4, in a clean version and a version marked to show changes from Amendment No. 3. We have been advised that changes in Amendment No. 4 compared against Amendment No. 3, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 3, the Commission issued a comment letter dated May 9, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Artwork

1.
Comment: Please tell us whether regulatory approval is required, and, if so, whether you have received such approval for the sale of the cosmetic products depicted a k the back inside cover. If you have not received regulatory approval to market and sell these products, please revise to clearly state this next to the product's picture.

Response: We respectfully note your comment and hereby confirm that the Company has received regulatory approval for production and sale of the cosmetic products in the pictures and the Company currently markets and sells such products.

Risk Factors, page 6

2.
Comment: We note the disclosure in your most recent Form 10-KSB that your CEO concluded that your disclosure controls and procedures were ineffective as of December 31, 2006. Please tell us why you have not included a risk factor addressing the risks to your business of the "significant deficiencies" you identified.

Response: We respectfully note your comment and have revised our disclosure to address the Company’s “significant deficiencies” in the risk factor entitled, “If We Fail To Maintain Effective Internal Controls Over Financial Reporting Or Effective Disclosure Controls and Procedures…” on page 18.

Perry Hindin
May 22, 2007

Additional Information, page 70

3.	Comment: Please update your disclosure to include the Commission's current address as found on our website.

Response: We respectfully note your comment and have updated our disclosure to include the Commission’s current address.

Financial Statement

4.	Comment: Please update the financial statements when required by Item 310(g) to Regulation S-B.

Response: We respectfully note your comment and have included the required financial statements as a part of the filing.

Consolidated Balance Sheets, page F-3

5.
Comment: We see that net amount of employee advances increased by approximately $1.3 million during the fourth quarter of your 2006 year-end. We also see that the allowance for doubtful collections of employee receivables increased by approximately $1.1 million during that quarter. In response to comment 45 from our letter dated October 25, 2006 you indicate that allowances for employee advances should decrease because you had gained control over the selling of ices. However, given the magnitude of the fourth quarter activity, it continues to be unclear whether the Company has appropriate controls over these advances. Accordingly, please respond to the following items:

•	Tell us why employee advances, on a gross basis, increased by $2.4 million in the fourth quarter of your 2006 year end.

•	Please describe the detailed and specific reasons for the material increase in the reserve for these advances in that quarter.

•	Please reconcile the assertions about improved controls over these advances as described in the comment letter response referred to above with the reality as reflected in the fourth quarter activity.

Response: We respectfully note your comment and supplementally inform you that as of September 30, 2006, the gross amount of employee advances was $2,140,054. After deducting the accrued allowance of $323,725, the net amount of employee advances was $1,816,329. As of December 31, 2006, the gross amount of employee advances was $4,559,471. After deducting the accrued allowance of $1,429,426, the net amount of employee advances was $3,130,045. Therefore, as stated in the comment, from September 30, 2006 to December 31,2006, the gross amount of employee advances increased $2,419,417.

The Company establishes selling offices in many cities in China, and the selling offices manage sales representatives according to the Company’s internal management rules and sales policy. Because the main product “Xuesaitong” capsule is sold to medicine sales companies (distributors) and hospitals located in the various cities of China and because China has thousands of medicine sales companies and hospitals, in order to increase market share, the Company has to employ a large number of sales representatives to expand into new markets and gain new customers. In order to encourage sales representatives to increase sales, the Company makes cash employee advances to sales representatives. The Company accomplishes this by having the selling offices sign advance agreements with sales representatives to determine the conditions of the advances, specifying the amounts and the term. According to the sales policy of the Company, sales representatives earn sales commissions from the Company based on the sale amount and the amount of collection of trade receivables, less expenses paid by sales representatives. The remaining amount is the net profit of the sales representatives. However, the sales representatives still have the obligation of paying off employee advances.

Perry Hindin
May 22, 2007

Beginning in September of 2006, the Company employed more sales representatives, therefore the Company had to make more advances to sales representatives to expand into new markets and gain new customers. Because the Company had more sales representatives, there was a corresponding increase in the amount of the employee advances.

Because recently the Chinese economy has been growing quickly and because the competition in the pharmaceutical industry is intense, prior to September 2006, the Company did not ask sales representatives to pay off advances immediately, but rather encouraged sales representatives to expand their sales territory and gain more customers.

Because of the passage of time, during the three months ended December 31, 2006, the gross amount of employee advances on the books for over one year increased to $1.96 million. When employee advances have aged at least one year, the Company estimates that, based on prior experience, the likelihood of collection decreases significantly. In addition, during the three month ended December 31, 2006, the Company employed more sales representatives, so the Company had to make more advances to these employees to expand into new markets and gain new customers. This increased the balance of employee advances and the reserve against those advances. Because of the increase in the allowance against employee advances, the Company, in compliance with its established policy to reserve an allowance for specific percentages of its aged receivables, accrued a large allowance for aged employee advances in order to consistently apply its established allowance policy.

From September 2006, the Company recognized that the sales representatives who have worked for many years in the Company have earned significant sales commissions from the Company over time. Therefore, these sales representatives should have sufficient funds to expand into new markets and gain new customers without the need for an advance from the Company. Additionally, because the Company desired to increase working capital, the Company asked the sales representatives to pay off the advances that were incurred before September 30, 2006. The Company has asked that these advances be paid before December 31, 2007. Because they were focused on expanding their markets and because the repayment date on old employee advances was over one year in the future, sales representatives paid off relatively little of their employee advances during the period from September 2006 through December 2006.

However even though the Company has improved its controls and is now more vigorously collecting on employee advances, during the three months ended December 31, 2006 as discussed above, the Company employed more sales employees, so the Company has had to make more advances to sales representatives to help them expand into new markets and gain new customers. This in turn led to the increase in employee advances. When the Company makes advances to sales representatives, the Company requests that the selling office sign an agreement with the sales representatives to arrange the use of the advance, specifying the amounts and the terms. For sales representatives who refuse to pay off the advances, the Company will attempt to collect on the advances and decrease the risk of bad debts as much as possible by withholding sales commissions, prosecuting delinquent employees and other valid means.

Please note that we have added a risk factor entitled “We Make Cash Employee Advances To Our Sales Representatives, And If We Are Not Able To Collect On These Advances In A Timely Manner, Or At All, Then It Will Decrease The Amount Of Working Capital That We Have Available To Effectively Operate Our Business.” on page 7 of the registration statement. We have also added additional disclosures in the Business section under “Marketing and Sales.”

Perry Hindin
May 22, 2007

6.
Comment: In light of the apparent continuing and material problems with collection of employee advances, please further explain to us why you have no material weakness with respect to this matter. The response should specifically address the reasons for the continuing and apparently worsening collection problem in supporting your position. Your filing should provide a description of any material weakness, including a discussion of management's plan to alleviate that weakness. We may have further comment.

Response: At September 2006, the Company recognized that the sales representatives who have worked for many years in the Company have earned significant sales commissions from the Company, so the sales representatives should have sufficient funds to expand into new markets and gain new customers. Additionally, because the Company desired to increase working capital, the Company asked the sales representatives to pay off the advances that were incurred before September 30, 2006. The Company has asked that these advances be paid before December 31, 2007. Moreover, for new advances, the Company requests that the selling office sign agreements with sales representatives to determine the specific purpose of the advances, the amount and the term of the advances. Beginning in September 2006, the Company has been checking the advances with sales representatives periodically and supervising the repayment of the advances. For the sales representatives who do not have good credit, the Company requires them to use real property as collateral when receiving an advance from the Company. Moreover, for sales representatives who refuse to pay off their advances, the Company will attempt to collect on the advances and decrease the risk of bad debt as much as possible by withholding the sales commissions, prosecuting them, and other valid means. Please note that we have added a risk factor related to collection of employee advances.

For the above reasons the Company does not consider there to be a material weakness with respect to the collection of employee advances. While management does expect to continue to have a material balance of employee advances outstanding in future periods, the Company has controls in place to supervise the repayment of the advances and the Company has the means available to collect on outstanding balances.

7.	Comment: Please expand MD&A to provide the following disclosures:

•	Provide a full description of the purpose of the employee advances, including the terms of repayment.

•	Disclose a roll forward of activity in both the gross amount of the advances and the allowance for each income statement period presented.

•
Disclose how you control these advances, including how the advances are documented and the steps you undertake to provide assurance that amounts are collectible when disbursed and over the terms of the advances.

•	Disclose why such unusually large proportion of the employee advances are reserved as uncollectible, including a full description of the steps you take to collect past due amounts.

•	Make disclosure about the reasons for the significant fourth quarter activity in both the gross amount of the advances and the related reserve.

•
We see your significant indebtedness and delinquent taxes. In light of your liquidity needs, fully disclose why you continue to advance significant amounts to employees who are either unable or unwilling to repay the amounts advanced.

•	If you do not have policies and procedures to vigorously pursue the material amount reported in your balance sheet, please disclose.

Perry Hindin
May 22, 2007

Response: We respectfully note your comment and have added additional disclosures to the registration statement. Such additional disclosures indicate that the purpose of the advances is to enable sales representatives to expand into new markets and gain new customers. The sales representatives are more able to effectively do this if they can be advanced money for their travel, meals and other incidental expenses that arise over the time they perform their duties as sales representatives. During the three months ended December 31, 2006, the Company employed more sales representatives so the Company had to make more advances to support market expansion activities. Please see MD&A for a disclosure of the roll forward of activity in both the gross amount of advances and the allowance.

On January 1, 2007, the Company has added punitive measures for overdue advances to the advance agreements, including withholding sales commissions, imposing fines, prosecuting delinquent sales representatives, and other valid means of collection.

When the Company makes advances to sales representatives, the Company requests that the selling office should sign agreements with sales representatives to arrange the specific purpose of the advances, the amount and the term of the advances. The Company’s finance department records the detail of advances and checks the remaining balance with sales representatives every month. As part of the monthly verification process, the balance of the advance is confirmed in writing by the Company and each sales representative. The Company also supervises the repayment of the advances. For sales representatives who do not have good credit, the Company requires them to use real property as collateral when receiving an advance from the Company. Additionally, for sales representatives who refuse to pay off the advances, the Company will attempt to collect on the advances and decrease the risk of bad debt as much as possible by withholding sales commissions, prosecuting delinquent sales representatives, and by other valid means.

Because recently the Chinese economy has grown quickly and because competition in the pharmaceutical industry is intense, prior to September 2006, the Company did not ask sales representatives to pay off advances immediately. Instead the Company encouraged sales representatives to expand their markets and gain more customers. However, beginning in September of 2006, as mentioned in responses to other comments in this letter, the Company more vigorously began pursuing collection of all employee advances. Still, there are some employee advances which have aged significantly that, based on prior experience, the Company does not expect to collect on. Because the Company does not expect to collect on every outstanding advance, it has estimated the uncollectible balance based on the age of the advances.

As stated in prior responses, the Company at present supervises the repayment of the advances. For sales representatives who do not have good credit, the Company requires them to use real property as collateral when receiving an advance from the Company. Additionally, for sales representatives who refuse to pay off the advances, the Company will attempt to collect on the advances and decrease the risk of bad debt as much as possible by withholding sales commissions, prosecuting delinquent sales representatives, and by other valid means.

As of December 31, 2006, the gross amount of employee advances aged over one year was $1.96 million. This was a sharp increase over the advances aged over one year at September 30, 2006. Additionally, beginning September 2006, the Company employed more sales representatives, so the Company had to make more advances to sales representatives so that these sales representatives could in turn expand into new selling markets and gain new customers. Because of the increase in the balance of employee advances, the Company, in compliance with its established policy to reserve an allowance for specific percentages of its aged receivables, accrued a larger allowance for the increased employee advances in order to consistently apply its established allowance policy.

Perry Hindin
May 22, 2007

At present, the Company has policies and procedures to actively collect the employee advances. Additionally, management of the Company through incentives extended to sales representatives, now encourage them to communicate with customers regularly and to collect on trade receivables in a timely fashion, which the Company believes will increase current funds and make funds available from the sales commission for the advances to be liquidated. While the Company does have significant cash flow needs, management is confident that with the current controls and procedures now in place, that collections of these employee advances will be adequate to provide the necessary working capital required by the Company.

The Company has policies and procedures to supervise and manage employee advances. Control over advances is sought through checking the remaining balance with sales representatives every month, and agreeing on the date of payment.

Item 27. Exhibits, Page II-3

8.	Comment: Please provide an updated consent from your independent accountants with amendment to the filing.

Response: We respectfully note your comment and have included an updated consent with the filing.

9.	Comment: We note your intent to file certain exhibits in a subsequent amendment. Please note that we may have comments once these exhibits have been filed.

Response: We respectfully note your comment and have attached a form of the Exhibit 5.1 legal opinion to this letter.

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc:	Gui Hua Lan, China Shenghuo Pharmaceutical Holdings, Inc. Eduardo Aleman, U.S. Securities and Exchange Commission

DRAFT OPINION

May [__], 2007

China Shenghuo Pharmaceutical Holdings, Inc. No. 2, Jing You Road Kunming National Economy and Technology Developing District 650217 People’s Republic of China Attention: Gui Hua Lan

Re:	Registration Statement on Form SB-2 (SEC File No. 333-137689) Registration for Sale of up to 345,000 Shares of Common Stock and Resale of 2,648,600 Shares of Common Stock

Ladies and Gentlemen:

We have acted as counsel for China Shenghuo Pharmaceutical Holdings, Inc., a Delaware corporation (the “Company”), in connection with a registration statement on Form SB-2 (File No. 333-137689) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the public offering of up to 345,000 shares (the “Public Offering Shares”) of the Company’s common stock, $0.0001 par value (the “Common Stock”) and the resale of an aggregate of 2,648,600 shares (the “Resale Shares”) of the Company’s Common Stock which may be sold by the selling stockholders listed in the Registration Statement from time to time. As used in this opinion letter the term “IPO Prospectus” refers to the IPO Prospectus as defined in the Registration Statement in the form first filed with the Commission following the Effective Time pursuant to Rule 424(b) of the rules and regulations under the Securities Act, the term “Resale Prospectus” refers to the Resale Prospectus as defined in the Registration Statement and included in the Registration Statement at the Effective Time and the term “Effective Time” means the date and the time as of which the Registration Statement, or the most recent post-effective amendment thereto, if any, is declared effective by the Commission. The Public Offering Shares and the Resale Shares consist of the following:

(i) 300,000 shares of Common Stock to be sold by the Company in the public offering under the Registration Statement and IPO Prospectus;

(ii) up to 45,000 shares of Common Stock issuable by the Company upon exercise of an option of the representative of the underwriters named in the IPO Prospectus;

(iii) 2,000,000 shares of Common Stock which were originally issued in a private placement completed on August 31, 2006 and which are included in the Registration Statement and Resale Prospectus;

(iv) 348,600 shares of Common Stock held by our shareholders who were shareholders immediately prior to a share exchange completed on August 31, 2006 (the “August 2006 Share Exchange”) and which are included in the Registration Statement and Resale Prospectus;

(v) 200,000 shares of Common Stock which were originally issued at the close of the August 2006 Share Exchange and which are included in the Registration Statement and Resale Prospectus; and

DRAFT OPINION

China Shenghuo Pharmaceutical Holdings, Inc.
May [__], 2007

(vi) 100,000 shares of Common Stock issuable upon exercise of warrants which were originally issued at the close of the August 2006 Share Exchange and which are included in the Registration Statement and Resale Prospectus.

You have requested our opinion as to the matters set forth below in connection with the Registration Statement. For purposes of this opinion, we have examined the Registration Statement, the Company’s Certificate of Incorporation and Bylaws, each as amended to date, and the corporate action of the Company that provides for the issuance of the Public Offering Shares and Resale Shares and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a Fact Certificate from an officer of the Company.

We have made assumptions that are customary in opinions of this kind, including the assumptions of the genuineness of all signatures on original documents, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof. We have not verified any of those assumptions.

Our opinion set forth below is limited to the Delaware General Corporation Law (the DGCL). We are not licensed to practice law in the State of Delaware and, accordingly, our opinions as to the DGCL are based solely on a review of the official statutes of the State of Delaware and the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such statutes and provisions. We are not opining on, and we assume no responsibility for, the applicability to or effect on any of the matters covered herein of any other laws, the laws of any other jurisdiction or the local laws of any jurisdiction.

Based upon and subject to the foregoing, it is our opinion that:

1. (a) 2,000,000 of the Resale Shares referred to in paragraph (iii) above,

(b) 348,600 of the Resale Shares referred to in paragraph (iv) above, and

(c) 200,000 of the Resale Shares referred to in paragraph (v) above,

are duly authorized, validly issued, fully paid and non-assessable;

2. (a) 300,000 of the Public Offering Shares referred to in paragraph (i) above, and

(b) 45,000 of the Public Offering Shares referred to in paragraph (ii) above,

have been duly authorized and when issued and paid for as described in the Registration Statement and IPO Prospectus, will be, validly issued, fully paid and non-assessable; and

3.  100,000 of the Resale Shares issuable upon exercise of the warrants referred to in paragraph (vi) above have been duly authorized and when issued and paid for as described in the Registration Statement, Resale Prospectus, and the terms of the warrants, will be validly issued, fully paid and non-assessable.

DRAFT OPINION

China Shenghuo Pharmaceutical Holdings, Inc.
May [__], 2007

For purposes of our opinion in the paragraph numbered 3 above, we have with your permission assumed that the Company does not subsequently authorize by action of its board of directors the issuance for some other corporate purpose the Shares previously reserved for issuance upon exercise of such warrants.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the related IPO Prospectus and Resale Prospectus. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Yours truly,

DRAFT OPINION

KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP